H.C. Wainwright & Co., LLC
430 Park Avenue
New York, New York 10022

April 19, 2017

VIA EDGAR

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:        Apricus Biosciences, Inc.
Registration Statement on Form S-1 (Registration No. 333-217036) -
Concurrence in Acceleration Request

Ladies and Gentlemen:

H.C. Wainwright & Co., LLC (“Wainwright”), as placement agent for the referenced offering, hereby concurs in the request by Apricus Biosciences, Inc. that the effective date of the above-referenced registration statement be accelerated to 5:00 P.M. (Eastern Time), or as soon as practicable thereafter, on April 20, 2017, pursuant to Rule 461 under the Securities Act. Wainwright affirms that it is aware of its obligations under the Securities Act in connection with this offering.
Very truly yours,

H.C. WAINWRIGHT & CO., LLC

By: /s/ Mark W. Viklund
Name: Mark W. Viklund
Title: Chief Executive Officer